November 20, 2018

Gail Sasaki
Vice President, Chief Financial Officer and Secretary
Netlist, Inc.
175 Technology Drive, Suite 150
Irvine, California 92618

       Re: Netlist, Inc.
           Registration Statement on Form S-3
           Filed November 13, 2018
           File No. 333-228348

Dear Ms. Sasaki:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at (202) 551-3663 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Scott Stanton